Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 or 15d-16
of The Securities Exchange Act of 1934

For the month of April, 2009	Commission File Number 1-12090

GRUPO RADIO CENTRO, S.A.B. de C.V.
(Translation of Registrant’s name into English)

Constituyentes 1154, Piso 7
Col. Lomas Altas, México D.F. 11954
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One)  Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Grupo Radio Centro, S.A.B. de C.V.
First Quarter 2009 Results

For Immediate Release

April 27, 2009

Grupo Radio Centro Reports First Quarter 2009 Results

Mexico City, April 27, 2009 - Grupo Radio Centro, S.A.B. de C.V. (NYSE: RC, BMV: RCENTRO-A) (the “Company”), one of Mexico’s leading radio broadcasting companies, announced today its results of operations for the quarter ended March 31, 2009. All figures were prepared in accordance with the Mexican Financial Reporting Standards (“MFRS”) issued by the Mexican Board for Research and Development of Financial Information Standards.

First Quarter Results

Broadcasting revenue in the first quarter of 2009 was Ps. 155,791,000, 21.5% higher than Ps. 128,258,000 in the first quarter of 2008. This increase was attributable to higher advertising expenditures by the Company’s clients during the first quarter of 2009 compared to the first quarter of 2008.

The Company’s broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) in the first quarter of 2009 totaled Ps. 112,150,000, a 7.9% increase compared to Ps. 103,981,000 in the first quarter of 2008.  This increase was primarily attributable to: (i) higher sales commissions due to the increase in broadcasting revenue, (ii) an increase in the peso cost of U.S. dollar-denominated rental payments pursuant to the Company’s agreement to operate XHFO-FM, due to the depreciation of the Mexican peso, and (iii) higher marketing research expenses.

The Company’s broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) in the first quarter was Ps. 43,641,000, a 79.8% increase compared to Ps. 24,277,000 in the first quarter of 2008.  This increase was attributable to the 21.5% increase in broadcasting revenue described above combined with the much smaller increase in broadcasting expenses.

Depreciation and amortization expenses in the first quarter of 2009 were Ps. 6,540,000, a 14.9% decrease compared to Ps. 7,681,000 in the first quarter of 2008.  This decrease was attributable to a reduction in the amount of depreciable assets.

The Company’s corporate, general and administrative expenses in the first quarter of 2009 totaled Ps. 3,778,000, a slight increase compared to Ps. 3,495,000 in the first quarter 2008.

The Company’s operating income in the first quarter of 2009 was Ps. 33,323,000, a 154.4% increase compared to Ps. 13,101,000 in the first quarter of 2008. This increase was due to the increase in broadcasting revenue during the first quarter of 2009 combined with a relatively stable level of expenses.

Other expenses, net, remained stable during the first quarter of 2009 at Ps. 11,885,000, compared to Ps. 11,823,000 in the first quarter 2008.

Grupo Radio Centro, S.A.B. de C.V.
First Quarter 2009 Results

The Company’s comprehensive financing cost in the first quarter of 2009 increased to Ps. 1,072,000 from Ps. 137,000 in the first quarter of 2008.  This increase was mainly attributable to a 116.6% increase in interest expense in the first quarter of 2009, which resulted primarily from an increase in the fees payable under the Company’s credit facility beginning in June 2008 as well as the higher peso cost of such fees, which are U.S. dollar-denominated.  Moreover, in the first quarter of 2009 the Company borrowed under this credit facility an aggregate principal amount of Ps. 200 million in connection with the transaction described below under “Recent Events,” and the loan began accruing interest on March 26, 2009 at a fixed rate of 13.0% per annum.  The Company will repay principal under this loan in 20 quarterly installments through 2014.

Income before income taxes in the first quarter of 2009 totaled Ps. 20,366,000, a substantial increase compared to Ps. 1,141,000 in the first quarter of 2008, primarily as a result of the increase in broadcasting revenue.

The Company recorded income taxes of Ps. 5,703,000 in the first quarter 2009, compared to Ps. 331,000 in the first quarter 2008, due to higher taxable income.

As a result of the foregoing, the Company’s net income in the first quarter of 2009 reached Ps. 14,663,000, compared to Ps. 810,000 in the first quarter of 2008.

Recent Events

•
On April 3, 2009, the Company entered into a local marketing agreement (the “LMA”) with Emmis Communications Corporation (“Emmis”), a U.S. radio broadcasting company.  Under the LMA, the Company will provide programming to, and sell advertising time on, KMVN-FM, a radio station broadcasting in Los Angeles, California on the 93.9 FM frequency, for up to seven years.  The Company began providing programming to KMVN-FM on April 15, 2009.

Under the LMA, the Company will pay Emmis US$7 million per year, plus expenses incurred byEmmis with respect to the station.  On April 7, 2009, the Company advanced US$14 million (approximately Ps.  200 million) as prepayment for the first two years of fees under the LMA.  The Company financed the prepayment with a bank loan in an aggregate principal amount of Ps. 200 million.

The Company also entered into a seven-year call and put option agreement (the “Option Agreement”) with Emmis to purchase the assets of KMVN-FM.  The Company is entitled to exercise its call option to purchase the KMVN-FM station assets under the Option Agreement at any time during its seven-year term, and Emmis is entitled to require the Company to purchase the station assets during the seventh year of the term.  If, at the time of the exercise of the call or put, the Company is not qualified under U.S. law to own a U.S. radio station, the Company must assign the Option Agreement to a qualified third party. The purchase price under the Option Agreement is US$110 million.

•
On March 31, 2009, the shareholders approved, in accordance with the recommendation of the Company’s Board of Directors, a dividend payment to all shareholders from retained earnings for fiscal year 2008 in the amount of Ps. 100,000,000, or approximately Ps. 0.614535380433443 per each of the 162,724,561 Series A Shares outstanding. The dividend was paid in one disbursement on April 13, 2009.

Grupo Radio Centro, S.A.B. de C.V.
First Quarter 2009 Results

Company Description

Grupo Radio Centro owns and/or operates 15 radio stations. Of these 15 radio stations, Grupo Radio Centro operates 11 in Mexico City. The Company’s principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs.  Revenue is primarily derived from the sale of commercial airtime. In addition to the Organización Radio Centro radio stations, the Company also operates Grupo RED radio stations and Organización Impulsora de Radio (OIR), a radio network that acts as the national sales representative for, and provides programming to, 108 Grupo Radio Centro-affiliated radio stations throughout Mexico.

Note on Forward Looking Statements

This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.

IR Contacts
In México:	In NY:
Pedro Beltrán / Alfredo Azpeitia	Maria Barona / Peter Majeski
Grupo Radio Centro, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: (5255) 5728-4800 Ext. 7018	Tel: (212) 406-3690
aazpeitia@grc.com.mx	grc@i-advize.com.mx

Grupo Radio Centro, S.A.B. de C.V.
First Quarter 2009 Results

GRUPO RADIO CENTRO, S.A.B. DE C.V. CONSOLIDATED UNAUDITED BALANCE SHEET as of March 31, 2009 and 2008 (figures in thousands of Mexican pesos ("Ps.") and U.S. dollars ("U.S. $")(1) )
	March 31
	2009		2008
	U.S. $(1)	Ps.	Ps.
ASSETS
Current assets:
Cash and temporary investments	24,225	347,183	66,849

Accounts receivable:
Broadcasting, net	13,596	194,848	154,903
Other	559	8,008	5,205
Prepaid taxes	186	2,672	3,413
	14,341	205,528	163,521

Prepaid expenses	2,399	34,391	33,159
Total current assets	40,965	587,102	263,529

Property and equipment, net	32,851	470,810	470,351
Deferred charges, net	312	4,478	5,614
Excess of cost over book value of net assets of subsidiaries, net	57,834	828,863	828,863
Other assets	232	3,325	3,239
Total assets	132,194	1,894,578	1,571,596

LIABILITIES
Current:
Short-term debt	2,123	30,433	0
Advances from customers	6,953	99,652	115,253
Suppliers and other accounts payable	5,083	72,850	69,969
Taxes payable	420	6,022	17,054
Total current liabilities	14,579	208,957	202,276

Long-Term:
Long-term debt	11,862	170,000	0
Reserve for labor liabilities	4,316	61,862	59,726
Deferred taxes	440	6,309	2,762
Total liabilities	31,197	447,128	264,764

SHAREHOLDERS' EQUITY
Capital stock	78,875	1,130,410	1,130,409
Cumulative earnings	19,011	272,457	131,898
Reserve for repurchase of shares	3,059	43,837	43,839
Majority shareholders' equity	100,945	1,446,704	1,306,146
Minority interest	52	746	686
Total shareholders' equity	100,997	1,447,450	1,306,832
Total liabilities and shareholders' equity	132,194	1,894,578	1,571,596

(1)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 14.3317 per U.S. dollar, the rate on March 31, 2009.

Grupo Radio Centro, S.A.B. de C.V.
First Quarter 2009 Results

GRUPO RADIO CENTRO, S.A.B. DE C.V.
CONSOLIDATED UNAUDITED STATEMENT OF INCOME
for the three-month  periods ended March 31, 2009 and 2008
(figures in thousands of  Mexican pesos ("Ps.") and U.S. dollars ("U.S. $")(1), except per Share and per ADS amounts)

	March 31
	2009		2008
	U.S.$ (1)	Ps.	Ps.

Broadcasting revenue (2)	10,870	155,791	128,258
Broadcasting expenses, excluding depreciation,
amortization and corporate, general and administrative expenses	7,825	112,150	103,981
Broadcasting income	3,045	43,641	24,277

Depreciation and amortization	456	6,540	7,681
Corporate, general and administrative expenses	264	3,778	3,495
Operating income	2,325	33,323	13,101

Other expenses, net	(829)	(11,885)	(11,823)

Comprehensive financing income (cost):
Interest expense	(132)	(1,893)	(874)
Interest income (2)	2	32	767
Gain (loss) on foreign currency exchange, net	55	789	(30)
	(75)	(1,072)	(137)

Income before income taxes	1,421	20,366	1,141

Income taxes	398	5,703	331
Net income	1,023	14,663	810

Net income applicable to:
Majority interest	1,021	14,639	801
Minority interest	2	24	9
	1,023	14,663	810

Net income (loss) per Series A Share (3)	0.060	0.8637	0.5830
Net income (loss) per ADS (3)	0.542	7.7733	5.2470
Weighted average common shares outstanding (000's) (3)		162,724	162,724

(1)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 14.3317 per U.S. dollar, the rate on March 31, 2009.
(2)
Broadcasting revenue for a particular period includes (as a reclassification of interest income) interest earned on funds received by the Company pursuant to advance sales of commercial airtime to the extent that the underlying funds were earned by the Company during the period in question. Advances from advertisers are recognized as broadcasting revenue only when the corresponding commercial airtime has been transmitted. Interest earned and treated as broadcasting revenue for the first quarter of 2009 and 2008 was Ps. 1,348,000 and Ps. 555,000, respectively.

(3)	Earnings per share calculations are made for the last twelve months as of the date of the income statement, as required by the Mexican Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Radio Centro, S.A.B. de C.V.
(Registrant)

Date: April 27, 2009	By:	/s/ Pedro Beltrán Nasr
Name: Pedro Beltrán Nasr
Title: Chief Financial Officer